



11015292

UNITEDST/
SECURITIESANDEXCHAI
Washington, D.C. 20549

*kw 2/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 1 ... 2011
Washington, DC
110

SEC FILE NUMBER
8- 66313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANAMERICAN CAPITAL SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

745 FIFTH AVENUE   SUITE 1406
(No. and Street)

NEW YORK   NY   10151
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID STONE   212-752-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

TWO PARK AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, DAVID STONE _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC _____ , as of DECEMBER 31ST _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CRISTINA DE LA MAZA
Notary Public, State of New York
No. 01DE6167217
Qualified in King County
Commission Expires May 29, 20 11

_____
Signature

MANANGING MEMBER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2010

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE

NEW YORK, NEW YORK 10016

TEL: 212-686-7160

FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue
New York, NY 10151

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson + Company, LLP

New York, New York
February 4, 2011

1

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010

ASSETS

Cash	$ 60,084
Placement fees receivable - Note B	975,375
Prepaid expenses	1,700
TOTAL ASSETS	**$1,037,159**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued placement fees - Note B	$ 146,306
Accrued expenses	9,000
Due to member - Note D	5,414
Total Liabilities	160,720
Member's equity	876,439
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,037,159**

The accompanying notes are an integral part of the financial
statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities, LLC (the "Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The Company is wholly-owned by Panamerican Capital Partners, LLC (the "Parent"). The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition (the "financial statement") in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from estimated amounts.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of clients to pay fees owed the Company for services provided. However, the Company mitigates this risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its clients' inability to pay fees owed the Company.

Uninsured Cash Balances

The Company maintains cash balances at a financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. At times, the Company's cash balances may exceed the FDIC insured limit. Effective December 31, 2010, the FDIC amended its deposit insurance regulations to provide for unlimited deposit insurance of non-interest-bearing transaction deposit accounts through December 31, 2012. There were no cash balances in excess of insured amounts at December 31, 2010.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statement considers events through February 4, 2011, the date on which the financial statement was available to be issued.

Note B - Placement Fees Receivable and Accrued Placement Fees

During the years ended December 31, 2008 and 2007, the Company earned placement fees pursuant to a Placement Agent Agreement ("Agreement") which are payable by the client in installments, as defined in the Agreement, through January 2011. The balance of the placement fees owed to the Company as at December 31, 2010 is $975,375. Such amount was subsequently collected in January 2011.

In conjunction with the placement fees earned under the Agreement, the Company has an agreement to pay third party placement fees. As at December 31, 2010, $146,306 is owed to the third party under this informal agreement. Such amount was subsequently paid in January 2011.

Note C - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note D - Expense Sharing Agreement

The Company has entered into an expense sharing agreement with its Parent for administrative services, which includes payroll, occupancy and communications. The balance due to the member for these services as at December 31, 2010 was $5,414.

Note E - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital, as defined, of $45,670, which was $34,956 in excess of its required net capital of $10,714. The Company's ratio of aggregate indebtedness to net capital was 3.52 to 1.

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2010

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2010

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS